Exhibit 21

List of Subsidiaries of Image Sensing Systems, Inc.

Name of Subsidiaries	Jurisdiction of Incorporation or Organization
Image Sensing Systems HK Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Image Sensing Systems (Shenzhen) Limited	China (PRC)

Image Sensing Systems HK Limited Shenzhen Representative Office	China (PRC)

Image Sensing Systems Europe Limited	United Kingdom

Image Sensing Systems Holdings Limited	United Kingdom

Image Sensing Systems UK Limited	United Kingdom

Image Sensing Systems Europe Limited	United Kingdom

Image Sensing Systems Europe Limited SP.Z.O.O.	Poland

Image Sensing Systems Spain SLU	Spain

ISS Image Sensing Systems Canada Ltd.	Canada

ISS Canada Sales Corp.	Canada

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